Daniel A. Peterson Partner 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 314.345.6246 fax: 314.345.6060 dan.peterson@huschblackwell.com

March 22, 2010

VIA EDGAR & EMAIL: o’connorj@sec.gov

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Mr. James E. O’Connor
Re:	Zea Capital Fund LLC (“Zea” or the “Fund”)
Registration Statement on Form N-2 filed December 21, 2009
File Numbers 333-163888 and 814-00797

To the Commission:

On December 21, 20009, the Fund filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 (“1933 Act”).  The Fund received comments on the Registration Statement from the Commission Staff by letter dated February 19, 2010 (the “Letter”).  Subsequently, this office discussed three topics from the Letter with the Staff: the inclusion of the logo of the Iowa Corn Growers Association (“ICGA”) on the cover of the Fund’s prospectus, the mechanism by which prospective investors in the Fund can become members of the ICGA, and the Fund’s two class structure.  At the Staff’s suggestion, we provide below materials which we trust will better explain these matters and assist in resolving the Staff’s comments in the Letter on these topics.

Logo

As we discussed on the telephone, this firm also represents the Green Energy & Growth Fund, Inc. (the “Green Fund”).  The Green Fund is presently in the process of marketing and we anticipate its initial public offering closing within several weeks.  The Green Fund was formed by the National Corn Growers Association (the “NCGA”), a non-profit trade association which advocates for the nation’s corn growers.  Among other reasons, the NCGA formed the Green Fund to provide an investment vehicle to its members which is focused on investing in the renewable energy sector.  While the NCGA provided roughly a third of the Green Fund’s start-up capital, appointed its initial board of directors, and has a license agreement with the Green Fund pursuant to which the Green Fund will utilize the NCGA’s logo, access its members and receive proprietary industry research relevant to the Green Fund’s investment program, the NCGA otherwise has not been, and will not be in the future, instrumental in the day to day activities of the Green Fund.  The Green Fund’s marketing plan has been somewhat bifurcated between an initial phase concentrating on NCGA members, to be followed by a secondary and more traditional syndicate offering.  Similar to Zea, and because of the affiliation between the Green Fund and the NCGA, the Green Fund sought to include the NCGA’s logo on the cover of its prospectus.

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The members of the Staff we worked with on the Green Fund offering indicated that the inclusion of the NCGA’s logo on the cover of its prospectus could cause investor confusion or otherwise lead one to conclude that the NCGA was somehow conducting the offering or responsible for it.  Through a series of discussions with the Staff, it was decided that the NCGA’s logo could be included on the cover of the Green Fund’s prospectus, but only if (i) the NCGA logo was less prominent and also actually a part of the Green Fund’s own logo, (ii) a bold statement was included on the cover of the prospectus clarifying that the Green Fund will be managed by its adviser and board of directors, and not the NCGA, and (iii) additional disclosure elsewhere in the prospectus clarifying the NCGA’s role with that fund.

There are some similarities between Zea and the Green Fund: (i) both were formed by a trade association (which themselves are affiliated), (ii) both will be, at least initially, marketed to their respective association’s membership, (iii) both have agreed to pay a licensing fee to the association in exchange for the right to use the association’s name and logo in their marketing, and (iv) both were funded (partially in the case of the Green Fund) by seed capital from the trade association.  There are also many differences between Zea and the Green Fund relating to their investment programs and structure.

We would respectfully propose that Zea include, within its own logo, a less-prominent size of the ICGA’s logo, and that such logo be utilized on Zea’s prospectus cover.  Such logo could look similar to that below.  We would also include similar disclosure throughout the prospectus explaining the ICGA’s role with the Fund.

                                  Formed by

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Membership Fee

The Staff has also requested additional explanation of the purpose of requiring investors in Zea’s offering to purchase a membership in the ICGA or affiliated state corn growers association, as well as the mechanism whereby the Fund intends to implement that requirement.  Zea’s Board of Directors, a majority of which are independent (within the meaning of the Investment Company Act of 1940 (the “1940 Act”)) of the Fund, its adviser and the ICGA, has determined for a variety of business reasons, that it would be preferable that each investor in the Fund be a member of the ICGA, or, if the investor does not live in Iowa, that the investor be a member of that state’s corn growers association which (like the ICGA) is a part of the NCGA (with the ICGA and such other state associations collectively, the “State Associations”).  In exchange for payment of the membership fee, ICGA/State Association members receive all of the privileges and benefits of such membership.

Purely for reasons of simplicity and ease on the part of the ICGA and the State Associations, the Fund and the Fund’s registered broker-dealer (which will sell the Fund’s securities on a best efforts basis), the Fund determined that it would be preferable to simply have investors purchase the ICGA or State Association membership at the same time they subscribe for Fund securities.  We accordingly viewed this requirement to be presented as a fee associated with the purchase of the Fund’s securities and presented as such in the Registration Statement.  The Staff’s comments in the Letter lead us to believe this could be presented differently in the Registration Statement.  In any event, the fee disclosure requirements of Form N-2 should not confuse the fact that the Fund has simply determined that it will only offer its securities to existing ICGA/State Association members, or investors must become a member of one of those associations in order to invest.

We are aware of several investment company products over the years which have been open only to members of the sponsoring trade association, and we do not see any policy reason that the Fund cannot determine to do the same in this case.

In light of a comment in Letter, we would like to explain the mechanism arrived at to accomplish investor membership in the associations.  The Fund would like its Members to be association members throughout the life of the Fund, and the Fund is anticipated to have a 11-12 year life.  Thus, there is a gap between an association membership, which are usually purchased on a year-by-year basis, and the Fund’s 12 year life.  To bridge the gap between the initial year (for which a person could purchase one year of membership) and the entire life of the Fund, the Fund has determined that investors should commit to be members of the ICGA/State Association for approximately half of the projected life of the fund, or about six years.  Since most State Association membership fees are around $50 a year, the average Fund purchaser would purchase approximately six years of ICGA/State Association membership at the time of subscription.  So we propose that each investor pay $300 toward such association memberships, and that the ICGA purchase as many years’ membership as possible in the applicable association.  To the extent that an even number of years’ membership does not use up the entire $300, we propose that the ICGA retain any such small remaining amounts to pay for the ICGA’s expense of purchasing memberships for investors with the State Associations.

March 22, 2010 page 4

Two Class Structure

The Letter expressed concerns that the Fund’s structure of two classes—Class A, which is intended to be sold to “retail” individual investors and has a minimum purchase of $25,000, and Class B, which is intended to be sold to institutional investors and has a minimum purchase of $2,000,000.  The Fund is primarily intended to offer to individual investors the opportunity to invest in a publicly-distributed fund designed to operate like a traditional venture capital fund with a relatively low minimum purchase.  The traditional venture capital fund involves the commitment of capital over many years through an investment period, then a period of several more years while the fund’s assets are deployed and harvested.  Such funds are therefore usually only open to very large investors who often commit to fund portions of their overall capital commitment to the fund as needed.  The ICGA and the Fund seek to provide smaller retail investors access to a professionally managed venture fund on the same model.  However, to do that, it would not be practical to structure the Fund completely on the traditional venture fund “draw down” model, where the Fund would draw down Class A investors’ commitments piecemeal over the investment period.  The difficulty with that approach is that the Fund could have to expend considerable resources continually calling on small amounts of capital commitments from thousands of investors.  Accordingly, the Fund requires Class A investors to fully fund their subscription up front in an effort to reduce the Fund’s expense load.

At the same time, the larger the fund, the lower the per-Unit cost to operate the fund will be for all investors of both classes.  Therefore, the Fund also seeks institutional investments to enlarge the size of the Fund and decrease all members’ per-Unit expenses.  A very rough demonstration of the expense load decrease resulting from anticipated funding with this structure follows:

Class A Alone vs. Class A & B Together

	Class A	Class A	Class B
Total Capital	$75,000,000	$75,000,000	$25,000,000

2.5% Base Management Fee1	1,687,500	1,687,500	562,500
Fixed Expenses2	750,000	562,500	187,500
Total Expense Allocation	2,437,500	2,250,000	750,000
Expense Load	3.25%	3.00%	3.00%

1 Management fee calculated on net assets, which reflects the reduction of total capital by offering expenses.
2 Insurance, legal, audit, compliance.

We anticipate approximately 25% of the Fund’s assets will be represented by Class B Units, and 75% by Class A Units.  In order to attract institutional investors to a venture fund, the fund must be structured in a way which such investors are accustomed to.  The key requirement such investors mandate is that their capital is drawn down over time.  As noted above, such a model would not be practicable with respect to thousands of Class A investors, but would be practicable for a small number of institutional investors.

Because of the differences in the percentages of commitments each class must fund up front (100% for Class A and 5% for Class B—note that is a change from the initial draft of the Registration

March 22, 2010 page 5

Statement), the Fund has been structured so that neither class has a preference over another class.  The following discussion explains those structural matters.  All section references in the following (except part 5) refer to the Fund’s First Amended and Restated Operating Agreement dated December 18, 2009 (the “Operating Agreement”).  We also note that we may not have done a sufficient job in explaining the rights and obligations of both classes of Units in the Registration Statement, and therefore view this discussion as an opportunity to improve Zea’s disclosure in the final version of the Registration Statement, of course upon satisfaction of the Staff’s concerns on the matter.

1)      Both Classes of Units are equally responsible for the Fund’s expenses.  Section 5.5(b) provides that the Capital Account of each Member (both Classes) “will have an initial balance equal to the amount constituting such Member’s initial Capital Contribution,” meaning that Members of both Classes will have Capital Accounts consisting only of cash contributed to the Fund.  Section 5.1(d)(i) provides that Class B Members must make additional cash contributions to the Fund to pay for the Fund’s expenses (which include the management fees) and for purposes of funding “Primary Investments.”  Section 5.6(b) provides that expenses and losses (other than losses attributable to the Fund’s “Initial Investments”) are allocated among all Members according to the number of Units held—not cash contributed.

So, as the Fund incurs management fee, administrative and other expenses, Class B Members will be required to contribute additional cash, such that both Classes will bear their share of Fund expenses in proportion to the number of Units they hold—not in proportion to cash contributed.

2)      Class A Unitholders will receive a preferential allocation relating to the Fund’s “Initial Investments.”  Section 5.5(d) provides that Members’ Capital Accounts will be reduced by distributions and by amounts debited pursuant to Sections 5.6-5.8.  Section 5.6(a) provides that Net Profits and Net Losses attributable to the Fund’s “Initial Investments” will be allocated to all Members according to the proportion of each Member’s cash contribution—not according to Units held.  The Fund’s “Initial Investments” will be shorter term investments meant to provide a return but ultimately to be liquidated and the proceeds of which will fund “Primary Investments.”

The Class A Members contribute a higher proportion of cash initially, and the “Initial Investments” made by the Fund will be primarily funded by Class A Members’ cash contributions.  Because Class A Members fund a higher portion of these “Initial Investments,” unlike allocations of all other Fund profits and losses (which will be done according to the number of Units held, not cash contributed), the Fund will take profits from Initial Investments, deduct only the direct costs of making those investments (such as brokerage or other transactional expenses), and distribute such profits among the Members according to the amount of cash each Member has contributed—not according to Units held.  Simultaneously, all Members of both Classes will incur their equal share of other Fund expenses—including management fees—based on the number of Units held.  So, in the Fund’s first years of operations, Class A Members will receive the same return on their cash contributed as the Class B Members will receive.

The intent of treating gains on the Fund’s “Initial Investments” in this manner is to better equalize each Class’s risks and returns.  The “Initial Investments,” primarily funded by Class A cash contributions, will be in semi-liquid instruments or instruments designed to mature at the target rate so as to be available

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as the Fund invests in its “Primary Investments.”1  Class B investors are required to fulfill their capital contribution obligation upon the Fund’s call within ten days (see Section 5.1(d)(i)(A)), and therefore they must also maintain the capital they have committed to the Fund (but not yet contributed) in liquid investments.  Stated differently, out of the entire amounts of cash either class contribute to the Fund or required to be contributed upon its call, both classes of Unitholders will have capital directly (in the case of Class B) or indirectly (in the case of Class A) invested in instruments of somewhat similar character, as such capital needs to be in instruments which provide liquidity for subsequent investment into the Fund’s “Primary Investments.”

3)      Default risk.  As noted above, Class B Members are responsible for funding their remaining capital commitments within ten days of the Fund’s call, to, among other things, pay for the Fund’s management fee and administrative expenses.  Under Section 5.3, if a Class B Member elected to default on its obligation or was unable to fund its obligation, the Fund’s Board can take any of the following actions: (i) charge the defaulting Class B Member interest on unpaid amounts, (ii) cause the defaulting Class B Member to forfeit his or her Units (and therefore forfeit all cash previously contributed to the Fund and its rights to receive the Fund’s future profits), (iii) require all non-defaulting Class B Members to make up for the defaulting Class B Member’s obligations to the Fund, (iv) require the defaulting Class B Member to sell its Units to the Fund or a third party, (v) sue the Class B Member to enforce the Fund’s rights, and/or (vi) require the defaulting Class B Member to repay to the Fund any “Excess Distributions” such Class B Member previously received.  “Excess Distributions” are any distributions a Class B Member receives above amounts Class A Members received in proportion to cash contributed; i.e., if a Class B Member receives distributions based on the number of Units held and those distributions are greater than what Class A Members receive based on cash contributed, then the defaulting Class B Member would be required to contribute enough cash to equalize the result.  Because the Class B Member commitments will be substantial, it will always be worth it for the Fund’s Board to pursue the foregoing remedies.

Since prior to default the Class B Members will have had to contribute cash to fund Zea’s operations in proportion to Units held, to the extent a Class B Member defaults, the foregoing remedies mean that there is no difference in risk to the Class A Members.  While prior to the default, the Class B Member will have funded his proportionate share of costs, upon default those contributions would be lost, as well as a forfeiture of the Member’s Class B Units, and therefore any right to future Fund profits.  So when the Fund does later distribute profits, the remaining Class A Members will have the right to receive a higher proportion of the Fund’s profits.

While one could argue that a Class B Member (which will be institutional investors) may decide to walk away from its funding obligation if it appears the Fund is going to lose money, we do not understand why a Class B Member would give up its rights to future Fund profits, but even if the Member did, the defaulting Class B Member would not be able to take advantage of the Class A Members under the terms of the Operating Agreement.

1 We will be revising the disclosure in the amendment to the Registration Statement to clarify that the Fund will at all times comply with Section 55 of the 1940 Act, regardless of whether the Fund is investing in its “Initial” or “Primary” Investments; and that, consistent with the Commission Staff’s guidance on Form N-2, that the Fund will invest at least half of its assets consistent with its business purpose within two years of the closing of its initial public offering.

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4)      If there are losses, only Class B Members can be required to make up deficit capital accounts.  If the Fund had significant losses, Class A Members could not unfairly bear the losses because they contributed more cash.  Upon significant Fund losses, all Members’ capital accounts would be reduced proportionately by such losses—according to Units held, not cash contributed.  Section 5.5(e) provides that no Member can be required to make up a deficit capital account, which means that Class A Members’ losses would be limited to cash already contributed.  However, Section 5.5(e) also provides that if a Class B Member defaults, such Member could be required to make up any resulting negative capital account.  Further, Section 5.5(e) provides that if losses (which are allocated according to Units held—not cash contributed) result in Class B Members having negative capital accounts, the Class B Members (and not the Class A Members) must make cash contributions sufficient to bring their capital accounts to zero.

In the event the Fund had such significant losses that it had to liquidate, Section 5.1(d)(v) provides that the Board can require Class B Members to contribute additional cash sufficient enough so that final distributions to all Members result in both classes of Units receiving aggregate distributions similar in proportion to the amount of cash each class contributed to the Fund.

5)      Section 18 of the 1940 Act.  The Letter questions whether the two class structure would be problematic under either Section 18(c) or 18(i) of the 1940 Act.  The Operating Agreement provides that all classes of Fund Members will have equal voting rights: one vote per Unit held.  Accordingly, there can be no Section 18(i) issue with the Fund’s structure.  With respect to Section 18(c), we would respectfully submit that while there are some differences between the two classes, such differences are not prohibited by Section 18.  First, we do not believe either class of the Fund’s Units constitute a “senior security” as defined in Section 18(g), as neither class has a preference over the other “as to distribution of assets or payment of dividends....”  Second, even if one of the Fund’s classes constituted a senior security, the Fund, upon its election to be treated as a business development company under the 1940 Act, will be permitted to issue senior securities.

However, given that Congress sought to prevent abuses which are entirely absent in the Fund’s case in enacting Section 18, and that the application of Section 18 to the Fund would actually and truly disadvantage either of the Fund’s classes, we can see no policy reason to apply Section 18 to the Fund in this respect.

According to the Congressional record, Congress limited the use of senior securities by investment companies because they (i) tend to encourage debt, (ii) induce the company to invest in riskier investments as a way of obtaining higher returns required to service the debt, (iii) encourage speculation on the part of the fund or its adviser, and (iv) increase the speculative nature of both the common and preferred classes.  Contrariwise, the Fund does not intend to use any debt as part of its investment program, and therefore there will be no extra incentive on the part of the Fund or its investment adviser to use leverage and increase the risk of loss.

Additionally, construing either of the Fund’s classes of equity as a senior security would necessarily disadvantage the other class of equity.  This is because while we believe, as discussed above, the Operating Agreement treats both classes fairly, applying Section 18(a)(2) would necessarily result in the Fund having to, among other things, also (i) give the holders of the preferred class the right to elect at least two directors, and a majority of the directors in case of default, and (ii) provide the preferred class

March 22, 2010 page 8

absolute priority over the common class as to the distribution of the Fund’s assets and payments of dividends on a cumulative basis.  Clearly this would pervert the intent of the 1940 Act, would harm the Fund’s Unitholders, and would do so contrary to the Fund’s business decisions.

Please let me know when the Staff would be available to discuss these matters, and please do not hesitate to contact me at the number above should you have any questions or concerns.

              Sincerely,

             /s/ Daniel A. Peterson
                 Partner
DAP